Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW

Washington, DC 20004

Via EDGAR Correspondence

November 16, 2017

Ms. Megan Miller

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SPDR® Series Trust (File Nos. 333-57793 and 811-08839) (the “Registrant”)

Dear Ms. Miller:

This letter responds to comments you provided in a telephonic conversation with me on Tuesday, October 24, 2017, in connection with the SEC Staff’s Sarbanes-Oxley Act of 2002, as amended, review of certain of the Registrant’s filings. The comments relate to responses provided by the Registrant in a letter submitted on October 12, 2017 addressing previous comments received (the “October Response Letter”). Summaries of the comments and responses thereto on behalf of the Registrant are provided below.

1.	Comment: The response to comment #6 in the October Response Letter related to certain Form N-17f-2 filings made on behalf of the Registrant. With respect to the filings that required an extended timeframe due to issues related to receiving necessary information, please explain if the auditors considered performing alternative procedures for information not received.

Response: The Registrant has been informed that the auditors do not believe alternative procedures are available that would satisfy the requirement that a security count examination be conducted at the first level of non-affiliation, as required by the SEC Staff.1 Alternative procedures to confirm security positions would involve using data sourced from the affiliated custodian, which would result in the examination not achieving the necessary level of non-affiliation. As a result, the auditors did not use alternative procedures for information not received.

2.	Comment: Please provide additional detail on the delay in performance of the examinations required by Rule 17f-2. Specifically, please discuss if the Board was aware of the delays in the examinations that appear to have taken over three years to complete. Additionally, please describe management’s process for ensuring the custodian responds to requests for information during annual audits and examinations required by Rule 17f-2 and monitoring overall audits to ensure they are done in a timely manner.

[1]	See Section 12.36 of the Audit and Accounting Guide - Investment Companies (“Rule 17f-2(f) requires that all registered investment companies that maintain custody of their own securities, as defined in the rule, have an independent public accountant conduct an examination of such securities three times per fiscal year, at least two of which shall be chosen by the accountant without prior notice to the investment company. The SEC staff requires that the examination be conducted to the first level of nonaffiliation (that is, confirmations of security holdings may be relied upon to verify existence and ownership only if they are received from a nonaffiliate, such as the Depository Trust Company or the Federal Reserve’s book entry system).”).

Response: The Registrant notes that although completion of the examinations required by Rule 17f-2 took over three years to complete, all examinations, both for surprise dates as well as those for fiscal year ends, were announced and commenced in a timely manner. In particular, significant data collection, reconcilements and audit work began in the periods after each announced examination. As discussed in the October Response Letter, there were delays in the completion of the examinations and in the issuance of the reports necessary to complete the filings on Form N-17f-2. Prior to the Form N-17f-2 filings made in July 2017 management identified that its processes and controls related to filings on Form N-17f-2 required enhancement and, as a result, management augmented and memorialized its internal procedures to specifically mitigate risks associated with the timeliness of filing Form N-17f-2. These procedures create a framework for regular communication with the independent registered public accounting firm in an effort to ensure the necessary information is received without excessive delay and the required certificates for filing Form N-17f-2 are issued in a timely manner. The procedures include periodic meetings with the independent registered public accounting firm to confirm its information requests are being fulfilled. The Registrant notes these procedures were applied with respect to the Form N-17f-2 filings made in July 2017. Neither management nor the independent registered public accounting firm reported the extended delay in completing the security count examinations to the Board prior to the Form N-17f-2 filings made in July 2017. However, management now provides the Board with a quarterly report related to the status of such examinations.

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Please do not hesitate to contact me at (202) 373-6133 if you have any questions concerning the foregoing.

Sincerely,

/s/ Beau Yanoshik
Beau Yanoshik

cc:	Josh Weinberg, Esq.

W. John McGuire, Esq.